SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Translation of Registrant’s name into English)

14 Hakitor St., Haifa Bay 26110, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Taro Pharmaceutical Industries Ltd. (the “Registrant”) will hold its Annual General Meeting of Shareholders on December 31, 2007 at 8:00 a.m. (Israel time) at the Registrant’s offices at 14 Hakitor St, Haifa Bay, 26110, Israel. In connection with the meeting, on or about November 26, 2007, the Registrant will mail to shareholders the Notice of Annual General Meeting, Proxy Statement and Proxy Card attached hereto.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD. (Registrant) By: /s/ Tal Levitt —————————————— Tal Levitt Director and Secretary

Dated: November 19, 2007